SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

IGO, INC.

(Exact name of registrant as specified in its charter)

Delaware	86-0843914
(State of incorporation)	(I.R.S. Employer Identification No.)

17800 North Perimeter Dr., Suite 200, Scottsdale, Arizona	85255
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights, no par value	The NASDAQ Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration file number to which this form relates:                      (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None.

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

On June 20, 2013, iGo, Inc. (the “Company”) entered into an Amended and Restated Rights Agreement (the “Amended and Restated Rights Agreement”) by and between the Company and Computershare Trust Company (the “Rights Agent”), which amends and restates the Rights Agreement between the Company and the Rights Agent dated as of June 11, 2003, as amended by Amendment No. 1 to Rights Agreement dated as of August 4, 2006 and Amendment No. 2 to Rights Agreement dated as of October 11, 2006.

The board of directors of the Company (the “Board”) approved the Amended and Restated Agreement in an effort to preserve the Company’s net operating losses and other similar tax attributes (“NOLs”), which the Company views as valuable assets that ultimately may inure to the benefit of its stockholders, from substantial limitations contained in Section 382 of the Internal Revenue Code (“IRC”). IRC Section 382 limits the amount of NOLs that can be used in any one year following an “ownership change,” as defined under Section 382. In general, an “ownership change” occurs where there is a greater than 50-percentage point change within a rolling three-year period in the ownership of a company’s stock by stockholders owning (or deemed to own under section 382), directly or indirectly, 5% or more of such company’s stock.

In connection with the Company’s entering of the Amended and Restated Rights Agreement, and as described therein, the Board has declared a dividend of one preferred share purchase right (a “Right” and collectively, the “Rights”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company to stockholders of record at the close of business on June 30, 2013 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series H Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a price of $6.75 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.

The Rights granted under the Amended and Restated Rights Agreement are intended to establish a deterrent to any person acquiring 4.9% or more of the outstanding shares of the Company’s Common Stock, or any existing 4.9% or greater holder from acquiring any additional shares representing 1.0% or more of the then outstanding Common Stock, in each case, without the approval of the Board, thus mitigating the threat to the preservation of the Company’s NOLs presented by stock ownership changes.

Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of 4.9% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 4.9% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with the Summary of Rights attached thereto.

Any existing beneficial owner of 4.9% or more of the outstanding Common Stock as of the date of the Amended and Restated Rights Agreement will not be deemed an “Acquiring Person” unless and until such owner, after the date of the Amended and Restated Rights Agreement, becomes the beneficial owner of additional shares representing 1.0% of the then outstanding Common Stock. Additionally, any person or group determined by the Board to have inadvertently exceeded the 4.9% threshold can avoid the dilutive effect of the Rights by promptly divesting shares of the Company’s common stock so as to reduce its interest below the threshold level.

The Amended and Restated Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) the Close of Business on June 20, 2016, (ii) redemption or exchange by the Company, (iii) the closing of any merger or other acquisition transaction involving the Company as described in the Amended and Restated Rights Agreement, at which time the Rights are terminated, (iv) the repeal of IRC Section 382, or any successor provisions or replacement provisions, or (v) such time as the Board determines that no NOLs or similar tax benefits may be carried forward or that the Company no longer has any such tax benefits.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1,000 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Amended and Restated Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Amended and Restated Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade the Company’s shares of Common Stock. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to become the beneficial owner of shares representing 4.9% or more of the then outstanding Common Stock of the Company on terms not approved by the Board. However, the Rights should not interfere with any merger or other business combination approved by the Board.

Item 2.	Exhibits.

The form of Amended and Restated Rights Agreement between the Company and Computershare Trust Company as Rights Agent (including as Exhibit A the form of Certificate of Designation of the Series H Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock of iGo, Inc.), the Company’s press release dated June 21, 2013 and a form of letter to the Company’s stockholders are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 21, 2013	IGO, INC.

	By:	/s/ Michael D. Heil
Michael D. Heil President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Form of Amended and Restated Rights Agreement between the Company and Computershare Trust Company as Rights Agent (including as Exhibit A the form of Certificate of Designation of the Series H Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock of iGo, Inc.) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 21, 2013).

99.2	Press Release, dated June 21, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 21, 2013).

99.3	Form of Letter to the Company’s Stockholders (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 21, 2013).